Kevin M. Houlihan
September 29, 2008	202-457-6437
khoulihan@pattonboggs.com

Mr. Michael R. Clampitt

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington DC 20549-4561

Re:	First Place Financial Corp.—Pre-Effective Amendment No. 1 to Registration Statement

on Form S-4, Filed July 31, 2008

File No. 333-152681

Dear Mr. Clampitt:

On behalf of First Place Financial Corp. (the “Company”), we hereby enclose for filing additional information related to the Company’s response to Comment #10 in your August 13, 2008 letter. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement and the Amendment.

The transaction was structured to provide Camco shareholders with an election of cash or stock consideration after the special shareholder meeting vote on the merger in order to provide Camco shareholders with full information at the time that they make their election and to provide all Camco shareholders with the opportunity to make such an election.

In Commission Release No. 33-5927, the Division of Corporation Finance considered the issue as to whether a cash option feature in connection with the vote on a merger involves a tender offer. The staff concluded that, while the issue is not free from doubt, it would not require a Williams Act filing in connection with certain mergers involving a cash option feature where the election occurs during the same time period that the shareholder votes on the merger proposal (which the staff referred to as “Situation B”). While the cash option feature of the merger agreement between the Company and Camco and the anticipated time differential between the Camco special meeting and the right to make an election place this transaction outside the “safe harbor” fact pattern of Situation B, it is our view that the application of Section 14(d) and 14(e) of the Securities Exchange Act and the rules and regulations promulgated thereunder to this election process would be unwarranted and would produce undesirable results. In addition, in a series of no-action letters, the staff expanded the scope of its position beyond Situation B and permitted the election process to be conducted after the shareholder vote on the related merger without requiring compliance with the tender offer rules. See Chemical New York Corporation (available May 4, 1987); Fidelcor, Inc. (available June 27, 1983); Dauphin Deposit Corporation (available February 7, 1983); The Kansas Power and Light Company (available February 13, 1991). In fact, the staff has permitted the effective time of the merger and the election to be as long as one year after the shareholder meeting. See Entergy Corporation (available November 13, 1992). Further, it should not matter whether the election period commences before or after the effective time of the merger. See United Virginia Bankshares, Inc. (available March 21, 1983).

We believe that it is to the benefit of the Camco shareholders that they be permitted to make elections subsequent to the Camco special meeting. This flexibility would permit such shareholders to make an election after reflecting on the results of the shareholder vote (both for Camco and the Company) and to make an election based on their particular circumstances, including tax and liquidity positions, and the final exchange ratio. There remains

Mr. Michael R. Clampitt

September 29, 2008

the possibility that First Place’s average share price during the specified period prior to the closing of the merger might be equal to or less than $11.20 per share. In that instance, First Place may, but is not obligated to, increase the exchange ratio so that the adjusted exchange ratio multiplied by the average closing price of First Place common stock will equal $10.86. Under such a scenario, at the time of the vote on the merger, the exchange ratio and the amount of First Place common stock to be received will not yet be determined. At the time election forms will be distributed to Camco shareholders, the exchange ratio will be known and set forth in the election form and Camco shareholders will make an election for stock or cash consideration with the benefit of receiving full information. Further, the transferability of Camco shares will not be substantially restricted during the period between the Camco special meeting and the election deadline. As a result, under the scenario where election forms are distributed at the same time as the relevant meeting, a purchaser acquiring shares of the acquired company’s common stock after an election made at or before the meeting would not be able to readily confirm whether the shares being purchased represented the right to receive cash, common stock or a combination of both.

Based on our discussions with the staff, we believe that any concern as to disclosure to Camco shareholders at the time of the cash election should be fully met by the parties’ continuing disclosure obligations as registrants under the Securities Exchange Act of 1934. Shareholders of record for the Camco shareholders meeting will receive the joint proxy statement/prospectus. We will revise the joint proxy statement/prospectus to provide that the joint proxy statement/prospectus will be kept current through the election deadline date by the incorporation of future filings by First Place and Camco under the Exchange Act. In addition, First Place will undertake to use its best efforts to distribute a copy of the joint proxy statement/prospectus to all Camco shareholders entitled to receive an election form after the merger who have not previously received a copy of the joint proxy statement/prospectus. As a result, Camco shareholders will be provided with an updated prospectus for purposes of the Securities Act of 1933. Superimposing the less stringent disclosure requirements of the Williams Act by requiring that a statement on Schedule 14D-1 be filed and that “tender offer materials” be disseminated after the Camco special meeting will not enhance the disclosure and may result in unnecessary confusion for stockholders who will not understand the reason for a “tender offer” intervening between the time of the Camco special meeting and the effective date of the merger.

If you have any questions regarding this response, or if you have any further comments, please contact the undersigned at 202.457.6437, by fax at 202.457.6315 or by email at khoulihan@pattonboggs.com.

Very truly yours,

/s/ Kevin M. Houlihan